CUSIP 201647104                                  13D
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 3)

               Commercial Federal Corporation
                      (Name of Issuer)

                Common Stock, par value $0.01
               (Title of Class of Securities)

                          201647104
                       (CUSIP Number)

                        Raymond Garea
                       Robert Friedman
                     Peter A. Langerman
                Franklin Mutual Advisers, LLC
                 51 John F. Kennedy Parkway
                Short Hills, New Jersey 07078
                       (973) 912-2174

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)


                       October 6, 1999
   (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Franklin Mutual Advisers, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(A)[   ]
(B)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     See Item 3

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.  SOLE VOTING POWER

     4,663,552 (See Item 5)

8.  SHARED VOTING POWER

     None (See Item 5)

9.  SOLE DISPOSITIVE POWER

     4,663,552 (See Item 5)

10. SHARED DISPOSITIVE POWER

     None (See Item 5)

11. AGGREGATE
    AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,663,552 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     7.7%

14. TYPE OF REPORTING PERSON
     IA

     This Amendment No. 3 relates to the Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC ("Franklin Mutual") with the Securities and Exchange Commission ("SEC") on August 3, 1999 (as amended September 9, 1999 and September 28, 1999, the "Schedule 13D"). The text of Items 4 and 7 of the Schedule 13D is hereby supplemented and amended as follows:

Item 4.        Purpose of the Transaction

      As  previously disclosed in Amendment  No.  1  to  the
Schedule 13D, by letter dated September 9, 1999, Franklin Mutual notified Commercial Federal Corporation ("CFC" or the "Company") of Franklin Mutual's intention to nominate two individuals for election as directors at the Company's 1999 annual meeting of stockholders. Franklin Mutual's nominees are J. Thomas Burcham and George R. Zoffinger and its alternate nominee is Matthew P. Wagner. Franklin Mutual has filed proxy materials with the Securities and Exchange Commission (the "SEC") and intends to solicit proxies from the Company's stockholders for the election of its nominees.

      By  letter  dated September 29, 1999,  which  was  not
received by Franklin Mutual until October 4, 1999, the Company notified Franklin Mutual that it intended to declare the nominations of Mr. Burcham and Mr. Wagner defective based on the Company's interpretation of the management interlocks regulations of the Office of Thrift Supervision (the "OTS"). A copy of the Company's September 29, 1999 letter is attached as Exhibit A hereto.

       After receipt of Franklin Mutual's notice of nominations, the CFC Board, on September 28, 1999, adopted an amendment to the CFC By-laws which establishes new eligibility requirements for nominees and directors and would preclude Mr. Burcham from serving as a director even if he is otherwise qualified to serve under the OTS regulations and the Company's by-laws as in effect prior to the amendment. The CFC Board's adoption of the amendment was not disclosed publicly until the Company filed a Form 8-K with the SEC on October 5, 1999.

      By letter dated October 6, 1999, Franklin Mutual notified the Company that, contrary to the Company's assertions, both Mr. Burcham and Mr. Wagner are eligible to be nominated and to serve as directors under the OTS regulations and the Company's by-laws as in effect prior to the amendment. Franklin Mutual also notified CFC that the by-law amendment is an impermissible attempt to disenfranchise stockholders. Franklin Mutual called for the CFC Board to rescind the by-law amendment immediately, and stated that it would pursue all appropriate action to enforce its rights as a shareholder if the amendment is not rescinded. A copy of Franklin Mutual's October 4, 1999 letter is attached hereto as Exhibit B.

Item 7.        Material to Be Filed as Exhibits

Exhibit  A.
Letter from Commercial Federal Corporation to Franklin
Mutual  Advisers, LLC, dated  September 29, 1999

Exhibit  B.
Letter  from  Franklin Mutual Advisers, LLC to Commercial
Federal Corporation, dated October 6, 1999

Signature.

     After  reasonable  inquiry  and  to  the  best  of   my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   October 7, 1999



FRANKLIN MUTUAL ADVISERS, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member





/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary


Exhibit  A

               [COMMERCIAL FEDERAL LETTERHEAD]





September 29, 1999





Mr. Bradley Takahashi
Assistant Vice President
Franklin Mutual Advisers LLC
51 John F. Kennedy Parkway
Short Hills, NJ  02078

Dear Mr. Takahashi:

     We have reviewed your letter dated September 8, 1999 and seek further clarification concerning your assertion that the nominees and alternate referenced therein "meet all of the federal banking laws applicable to CFC". As you may be aware, Section 1 of Article II of our bylaws specifically provides that "[a]ll persons nominated for director, whether by the Nominating Committee or otherwise, shall meet all requirements imposed by the Federal Home Loan Bank Board
[now  the Office of Thrift Supervision]. . . ."  Based  upon the information which you have provided, it is clear that both Messrs. Burcham (who we understand to be the controlling shareholder and director of Missouri Bank and Trust Company, a federally insured depository institution operating in Kansas City, Missouri in direct competition with Commercial Federal) and Wagner (who we understand to be the CEO of Western Bancorp) are ineligible to be nominated as directors of Commercial Federal Corporation since they are ineligible to serve as directors under the management interlocks regulations of the OTS set forth at 12 C.F.R.
  563f as currently in effect. Our bylaws are clear that all persons must meet such eligibility requirements when nominated (which nomination must occur by September 17, 1999 to be timely under the notice requirements set forth in
Section 14 of Article I of our Bylaws).

     Accordingly, we hereby notify you that it is our intention to declare the nomination of Mr. Burcham, and Mr. Wagner as his alternate, defective.

     For your future reference, we also hereby give you notice that we are amending our bylaws in light of the pending amendments to 12 C.F.R. 563f which will become effective January 1, 2000 to provide that any person who is a controlling person or management official of a federally insured depository organization (other than affiliates of the Corporation) that operates branches in any market in which the Corporation operates branches would remain ineligible to serve as a director of the Corporation after the proposed changes to the interlocks regulations become effective. The effect of such amendment would simply be to continue in place the protections against competitor entity representation on our board that currently exist. Based upon our recent experience with a director serving on our board who also had a controlling interest in a competing depository organization operating in our markets, our board has concluded that the director's conflicts of interest and the legal exposure that the Corporation faces in such a situation make it necessary and appropriate to continue to prohibit such interlocking service. Because Messrs. Burcham and Wagner are ineligible to seek election for the reason stated above, and to our knowledge Mr. Zoffinger is not a control person or management official of any depository institution operating in our various markets, we do not believe that this amendment will have any impact on this year's election of directors.

     Finally, we note that there is nothing in our by-laws, nor are we aware of any applicable statute, rule, or regulation, that provides for the designation of a so-called "alternate nominee." Please let us know the basis for such designation of Mr. Wagner.

     Please provide us with any information and analyses you believe are appropriate with respect to the foregoing matters and please let us know if we are incorrect as to the current status of Mr. Burcham with respect to Missouri Bank and Trust Company or the current status of Mr. Wagner with respect to Western Bancorp. Finally, please confirm that Mr. Zoffinger is not a management official of any depository organization operating in our various markets.

Sincerely,



/s/ Gary L. Matter
Gary L. Matter
Senior Vice President,
Controller and Secretary


Exhibit  B

                      [FMA Letterhead]



BY FACSIMILE AND
OVERNIGHT COURIER



October 6, 1999

Mr. Gary L. Matter
Corporate Secretary
Commercial Federal Corporation
P.O. Box 1103
2120 South 72nd Street
Omaha, NE  68101

Dear Mr. Matter:

     We have reviewed your letter dated September 29, 1999, which we did not receive until October 4, 1999. We also reviewed the Form 8-K filed late yesterday in which
Commercial Federal Corporation ("CFC" or the "Company") announced that it had amended its bylaws. As the largest shareholder of CFC, we are deeply concerned that CFC is attempting to deny its shareholders the right to decide freely between competing slates of nominees for election to the CFC Board. We are a long-time stockholder of the Company and are appalled at the Company's efforts to disregard our nominations.

     As you know, we delivered our notice of nominations to the Company on September 9, 1999, well in advance of the September 17, 1999 deadline, and it is only now (25 days later) that the Company is responding to our filing. This delay is surprising given that the Company's response is in essence an attempt to disenfranchise its largest stockholder. Nevertheless, we are happy to respond to your request for "further clarification" regarding our nominees. As we already stated in our September 9, 1999 notice, "our nominees and alternate meet all of the requirements of the federal banking laws applicable to CFC."

     You  have questioned the qualifications of our nominee,
J. Thomas Burcham. We selected Mr. Burcham, among other reasons, because he is a significant stockholder of the Company and has particular familiarity with CFC and its business. Mr. Burcham is a paid independent consultant to CFC and was the Chairman of First National Bank Shares, Ltd. which was acquired by CFC in 1998. Mr. Burcham is also very familiar with the banking business in the Midwest. He is the former Chairman and Chief Executive Officer of Missouri Bank and Trust Company ("MB&T"), a well-run community bank whose only office is in Kansas City, Missouri, and its parent holding company, MBT Bancshares, Inc. MB&T had total deposits of under $76 million as of June 30, 1999. Mr. Burcham resigned as Chairman and CEO of these companies on September 1, 1999, well before we filed our notice of nominations with the Company.

     Mr. Burcham remains the majority stockholder of MBT Bancshares. Despite your assertions, this fact does not disqualify Mr. Burcham from being nominated or serving as a director of CFC under the management interlocks regulations of the Office of Thrift Supervision (the "OTS"). The OTS, which is the successor to the Federal Home Loan Bank Board and CFC's primary regulator, has adopted amendments to its management interlocks regulations. The revised regulations take effect on January 1, 2000, but the OTS, along with each of the other federal banking agencies, has stated that any person subject to the regulations may comply with the amended regulations prior their effective date. The amended regulations provide a self-executing exemption for interlocks where the depository organizations (and their depository institution affiliates) hold, in the aggregate, no more than 20% of the deposits in the relevant markets where each have offices. In view of the relatively small market share of CFC, and the miniscule marketshare of MB&T, this exemption avoids any issue under the OTS management interlock regulations. We find it appalling that CFC should raise this issue to prevent its largest stockholder from exercising its rightful voting power. We urge the Company to do the only right thing and confirm to us immediately in writing that the Company will seat Mr. Burcham on the Board if he is duly elected at the upcoming annual meeting and fulfill its duties under the OTS regulations. To do otherwise would have the effect of disregarding the shareholders' due election of a director.

     The Company is also raising questions regarding our alternate nominee, Matthew P. Wagner. We selected Mr. Wagner as an alternate nominee, among other reasons, because he is a seasoned banking executive who, like Mr. Burcham, is familiar with the banking business in the Midwest. Mr. Wagner is currently the President, Chief Executive Officer and a director of Western Bancorp, a large California bank holding company. As disclosed in our preliminary proxy statement filed with the Securities and Exchange Commission, Mr. Wagner will resign from his positions at Western Bancorp if called to serve as a director of CFC. Section 1 of
Article II of the CFC bylaws provides that "all persons nominated for director . . . shall meet all requirements imposed by the Federal Home Loan Bank Board." Contrary to your assertion, the bylaws say nothing about when the requirements must be met, and the only reasonable interpretation (which is the interpretation applied by the OTS) is that the requirements must be met when the director takes office.

     As previously stated in our notice of nominations and in our preliminary proxy statement, at the annual meeting we intend to nominate Mr. Wagner to serve as a director only if either Mr. Burcham or Mr. Zoffinger is unable to serve or is otherwise unavailable for election. Other than the advance notice requirements of Section 14 of Article I and the qualification requirements of Section 1 of Article II of the CFC Bylaws, we are not aware of any other requirement that must be satisfied to nominate Mr. Wagner under the circumstances described in our notice of nominations and preliminary proxy statement. Therefore, if either Mr. Burcham or Mr. Zoffinger is unable to serve or is otherwise unavailable we fully intend to nominate Mr. Wagner for election as a director at the annual meeting. You will recall that as recently as 1995, in its definitive proxy statement for the CFC 1995 annual meeting CAI Corporation clearly stated its intention to nominate an alternate director if either of its two nominees was unable to serve or is otherwise unavailable for election. As you undoubtedly know, it was at the 1995 annual meeting that the Company's stockholders passed a resolution calling for the sale of the Company and elected two directors who were committed to selling the Company to maximize stockholder value. However, even in the face of this clear mandate, the CFC Board resisted a sale and instead adopted a misguided acquisition strategy which has significantly decreased the value of CFC's common stock and diluted the interests of stockholders.

     Pursuant to your request, we confirm that, to our knowledge, Mr. Zoffinger is not a "management official" within the meaning of the applicable OTS regulations of any depository organization operating in what we believe to be CFC's markets.

     The CFC Board's adoption of an amendment to the Company's bylaws, which occurred on September 28, 1999 but was not disclosed publicly until late yesterday, is another desperate and impermissible attempt to block our right as the largest shareholder of CFC to present an alternative slate of nominees at this year's annual meeting. By attempting to impose new requirements for directors after we had notified the Company of our intention to solicit proxies in opposition to management, the Board is no longer (if it ever was) acting in the best interest of shareholders. The amendment has the effect of preventing a person from sitting on the Board even when he would be qualified under the federal banking laws and the Company's bylaws at the time notice of his nomination was provided to the Company. We are surprised that the Board finds it necessary to adopt an amendment to its bylaws to address a situation that the federal banking regulators have already addressed and found permissible. Clearly, there is no justification for a board's adoption of a bylaw amendment which has the effect of impeding proper exercise of stockholder voting power especially when the company is on notice of a contested election of directors. Therefore, unless the Board immediately rescinds the amendment, we will take all appropriate action to vigorously enforce our rights as a shareholder in light of the Board's unlawful attempt to disenfranchise us.

     Despite the Company's attempts to deter its largest stockholder, we continue to believe that election of our nominees to the CFC Board and the eventual sale of the Company is the best means for CFC stockholders to maximize the value of their investment. Therefore, we will be proceeding in earnest with the solicitation of proxies in support of our nominees and fully intend to nominate Messrs. Burcham and Zoffinger for election to the board of directors at the annual meeting. If either Mr. Burcham or Mr. Zoffinger is unable or otherwise unavailable to serve as a director, we also intend to nominate Mr. Wagner for election to the Board at the annual meeting.


                                Very truly yours,


                                Raymond Garea
                                Senior Vice President


cc:    Board of Directors
  Commercial Federal Corporation